THIS DOCUMENT IS A COPY OF THE FORM 11-K
          FILED ON JUNE 29, 1999 PURSUANT TO A RULE 201
                  TEMPORARY HARDSHIP EXEMPTION.

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

           For the Fiscal Year ended December 30, 1998

                          OWENS CORNING
                 SAVINGS AND PROFIT SHARING PLAN

                          OWENS CORNING
                    One Owens Corning Parkway
                       Toledo, Ohio  43659

                   Commission File No. 1-3660

-----------------------------------------------------------------
                      REQUIRED INFORMATION

(a)  Financial Statements.

   1.    Report of Independent Public Accountants

   2.    Statements of Assets Available for Benefits - as of
           December 30, 1998 and December 31, 1997

   3. Statements of Changes in Assets Available for Benefits - for the years ended December 30, 1998 and December 31, 1997

   4.    Notes to Financial Statements

   5.    Supplemental Schedules:

            Schedule I - Item 27a - Schedule of Assets Held for
              Investment Purposes as of December 30, 1998

            Schedule II - Item 27d - Schedule of Reportable
              Transactions for the Year Ended December 30, 1998

(b)  Exhibit.

   Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN


                         By:   /s/ Michael I. Miller
                            Michael I. Miller
                            Chairman, Investment Review Committee



Dated:  June 28, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
of the Owens Corning
Savings and Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 30, 1998 and December 31, 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 30, 1998 and December 31, 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 30, 1998, and reportable transactions for the year ended December 30, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                 ARTHUR ANDERSEN LLP


Toledo, Ohio,
June 25, 1999
                                       -1-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997

                                            1 9 9 8
                               Supplemental Information By Fund
                     -----------------------------------------------------
                      Company                      Low-          Templeton
                      Stock          Acorn        Priced         Foreign
                      Fund           Fund         Stock          Fund
                     ------------ ------------ ------------- ------------
ASSETS:
 Investments (Notes 1 and 2):
  Investment in
  master trust
  collective funds   $120,078,725  $    -        $     -         $      -
 Investment in
   mutual funds            -        70,585,886    767,719         9,135,005
 Loans to participants     -            -              -                -

 Due from Owens
 Corning (Note 1)         763,156      920,134     21,439           231,572
                     ------------  -----------   -----------      ---------
ASSETS
AVAILABLE
FOR BENEFITS         $120,841,881  $71,506,020   $789,158        $9,366,577
                     ============ ============  ============     ==========

        The accompanying notes are an integral part of these statements.

                                       -2-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                 1 9 9 8
                                    Supplemental Information By Fund
              ----------------------------------------------------------------
              Spartan U.S.   Retirement                Growth and     Blue Chip
              Equity Index   Money Mkt     Puritan     Income         Growth
                  Fund       Portfolio      Fund       Portfolio      Fund
              ----------------------------------------------------------------
ASSETS:
 Investments (Notes 1 and 2):
Investment
 in master
 trust
 collective
 funds        $       -       $     -      $    -      $    -       $     -
Investment
 in
 mutual
 funds         38,268,524      29,830,127   16,893,408  15,374,831    11,737,586
Loans to
 participants         -             -             -            -           -

Due from
 Owens
 Corning
 (Note 1)         557,361         784,609      337,793     384,351       359,761
              -----------    ------------  -----------  ----------    ----------
ASSETS
AVAILABLE
FOR
BENEFITS      $38,825,885     $30,614,736  $17,231,201  $15,759,182  $12,097,347
              ===========    ============  ===========  ===========  ===========

        The accompanying notes are an integral part of these statements.

                                       -3-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                               1 9 9 8
                                   Supplemental Information By Fund
                --------------------------------------------------------------
                Aggressive    Diversified     Investment    Loans to
                  Growth      International   Grade         partici-
                   Fund           Fund        Bond Fund     pants      Total
                --------------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in
  master trust
  collective
  funds        $      -       $   -       $      -     $    -     $120,078,725
Investment in
  mutual
  funds       3,578,925     2,089,884      4,468,232        -      202,730,127
Loans to
  participants        -           -              -     9,576,492     9,576,492
Due from
 Owens
 Corning
 (Note 1)       168,103        62,555         62,817        -        4,653,651
              ------------  ------------     -----------   ---------- ----------
ASSETS
AVAILABLE
FOR
BENEFITS     $3,747,028    $2,152,439     $4,531,049  $9,576,492  $337,038,995
            ============   ===========    ==========  ==========  ============


        The accompanying notes are an integral part of these statements.

                                       -4-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                1 9 9 7
                                     Supplemental Information By Fund
                      --------------------------------------------------------
                      Company                       Dodge             Templeton
                       Stock         Acorn          & Cox             Foreign
                       Fund          Fund           Fund              Fund
                      ------------ ------------ ------------- ----------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in
  master trust
  collective
  funds             $143,023,714   $      -      $       -      $        -
 Investment in
  mutual funds            -         81,867,979    14,864,379     11,813,570
 Loans to
  participants            -               -              -               -
 Due from
  Owens Corning
  (Note 1)             1,215,639       227,384        55,253         62,931
                     ------------  ------------  ------------     -----------
ASSETS
AVAILABLE
FOR BENEFITS        $144,239,353   $82,095,363   $14,919,632    $11,876,501
                    ============  ============  =============    ===========

The accompanying notes are an integral part of these statements.
                                       -5-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                     1 9 9 7
                                 Supplemental Information By Fund
             ----------------------------------------------------------------
             Spartan U.S.    Retirement                Growth and     Blue Chip
             Equity Index    Money Mkt     Puritan     Income         Growth
             Fund            Portfolio      Fund       Portfolio      Fund
             -----------------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment
 in master
 trust
 collective
 funds      $       -        $       -     $      -     $      -     $     -
Investment
 in mutual
 funds       30,753,362       33,691,399    1,713,873    8,038,071    4,948,788
Loans to
 participants       -                -            -            -           -

Due from
 Owens
 Corning
 (Note 1)       106,209          152,560       14,033       55,149       39,768
          -------------      ------------   ------------ ----------   ----------
ASSETS
 AVAILABLE
 FOR
 BENEFITS   $30,859,571      $33,843,959   $1,727,906   $8,093,220    $4,988,556
          =============      ============  ============ ===========   ==========


        The accompanying notes are an integral part of these statements.

                                       -6-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                    1 9 9 7
                                       Supplemental Information By Fund
                ------------------------------------------------------------
                Aggressive   Diversified   Investment     Loans to
                  Growth     International   Grade        partici-
                   Fund          Fund        Bond Fund    pants          Total
                -------------------------------------------------------------
ASSETS:
Investments (Notes 1 and 2):
 Investment in
  master trust
  collective
  funds         $      -     $       -      $     -       $     -   $143,023,714
 Investment in
  mutual funds   1,697,541    1,235,511      2,967,483          -    193,591,956
 Loans to
  participants         -             -            -      8,642,610    8,642,610
 Due from
  Owens Corning
  (Note 1)          13,923        9,089          7,165          -      1,959,103
               ------------ ------------    ----------    ---------- -----------
ASSETS
AVAILABLE
FOR
BENEFITS        $1,711,464   $1,244,600     $2,974,648  $8,642,610  $347,217,383
              ============ ============     ==========  ==========  ============

        The accompanying notes are an integral part of these statements.
                                         -7-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997

                                        1 9 9 8
                          Supplemental Information By Fund
           ---------------------------------------------------------------
                Company                        Dodge             Templeton
                 Stock            Acorn        & Cox             Foreign
                 Fund             Fund         Fund              Fund
           ----------------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest
 and
 dividends  $         -       $  4,492,928    $  273,866       $  997,664
Net
 Interest
 in master
 trust
 investment
 income         8,792,590             -             -                -
Interest
 on loans
 to
 participants        -            149,098          8,449          31,580
Realized gain
 (loss) on
 disposition of
 investments         -          6,595,433      2,303,016          (8,209)
Unrealized
 appreciation
 (depreciation)
 of investments      -         (8,585,146)    (1,627,695)     (1,427,807)
              ------------    ------------   ------------   ------------
                 8,792,590      2,652,313        957,636        (406,772)
              ------------    ------------   ------------   ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants     3,084,465      4,832,539        393,264       1,347,478
Owens Corning    6,582,098        941,947           -            236,358
              ------------    ------------   ------------   ------------
                 9,666,563      5,774,486        393,264       1,583,836
              ------------    ------------   ------------   ------------
OTHER:
Distributions
 to participants
 (Note 4)      (29,251,895)   (13,196,191)    (1,307,764)     (2,063,702)
Election of
 redistribution
 among funds
 (Note 1)      (12,790,772)    (5,864,784)   (14,971,449)     (1,731,889)
Transfer
 from
 Predecessor
 Trustee            15,784            -            -               8,831
Participant
 loan
 activity
 (Note 3)          278,727        107,569         10,818         105,604
Administrative
 expenses
 (Note 1)         (138,235)       (59,873)        (1,765)         (5,128)
Other               29,766         (2,863)          (372)           (704)
                 ------------ ------------   ------------     ------------
               (41,856,625)   (19,016,142)   (16,270,532)     (3,686,988)
                 ------------ ------------   ------------     ------------
  Net
  increase
  (decrease)   (23,397,472)   (10,589,343)   (14,919,632)     (2,509,924)
                 ------------ ------------   -----------       ------------
ASSETS
 AVAILABLE
 FOR
 BENEFITS -
beginning
 of year       144,239,353     82,095,363     14,919,632      11,876,501
                ------------ ------------   ------------       ------------
ASSETS
 AVAILABLE
 FOR
 BENEFITS -
end of
 year         $120,841,881    $71,506,020   $     -          $9,366,577
              ============   ===========   ============      ===========

       The accompanying notes are an integral part of these statements.
                                       -8-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                            1 9 9 8
                            Supplemental Information By Fund
                            ----------------------------------------------
                             Low-         Spartan U.S.        Retirement
                             Priced       Equity Index        Money Mkt
                             Stock          Fund              Fund
                            ----------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and
 dividends                  $   58,923     $  760,646         $1,478,569
Net Interest in
 master trust
 investment income                -               -                 -
Interest on loans
 to participants                 1,496         71,787            117,479
Realized gain
 (loss) on
 disposition
 of investments                (41,085)     1,955,877               -
Unrealized
 appreciation
 (depreciation)
 of investments                (84,696)     5,810,072               -
                           ------------   ------------        ------------
                               (65,362)     8,598,382          1,596,048
                           ------------   ------------        ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                    58,374      2,477,596          1,445,716
Owens Corning                   22,151        567,365            830,610
                           ------------   ------------        ------------
                                80,525      3,044,961          2,276,326
                           ------------   ------------        ------------
OTHER:
Distributions to
 participants
 (Note 4)                     (181,103)    (5,948,520)       (10,262,279)
Election of
 redistribution
 among funds
 (Note 1)                      938,997      2,350,994          2,919,495
Transfer from
 Predecessor
 Trustee                         8,832          8,832            237,375
Participant
 loan activity
 (Note 3)                        8,798        (84,995)           (80,290)
Administrative
 expenses
 (Note 1)                       (1,458)        (1,244)           (11,653)
Other                              (71)        (2,096)            95,755
                           ------------    ------------         ------------
                               773,995     (3,677,029)        (7,101,597)
                           ------------    ------------         ------------
   Net increase
    (decrease)                 789,158      7,966,314         (3,229,223)
                           ------------    ------------         ------------
ASSETS AVAILABLE
 FOR BENEFITS -
 beginning
 of year                          -        30,859,571         33,843,959
                           ------------    ------------         ------------
ASSETS AVAILABLE
 FOR BENEFITS -
 end of year                $  789,158    $38,825,885        $30,614,736
                           ============    ============         ============

       The accompanying notes are an integral part of these statements.
                                       -9-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                             1 9 9 8
                                    Supplemental Information By Fund
                   -----------------------------------------------------------
                                    Growth and      Blue Chip     Diversified
                   Puritan          Income          Growth        International
                    Fund            Portfolio        Fund             Fund
                   ------------------------------------------------------------
INVESTMENT INCOME (Note 2):
Interest and
 dividends       $ 1,591,874       $  744,049      $  432,684      $   79,094
Net Interest
 in master trust
 investment
 income                -                 -               -                -
Interest on
 loans to
 participants         28,521           31,300          26,519           4,020
Realized gain
 (loss) on
 disposition of
 investments         (24,462)         449,222         222,361          16,815
Unrealized
 appreciation
 (depreciation)
 of investments     (199,297)       1,678,056       1,746,448          68,369
                  ------------    ------------    ------------    ------------
                   1,396,636        2,902,627       2,428,012         168,298
                  ------------    ------------    ------------    ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants       1,175,980        1,564,004       1,204,730         261,453
Owens Corning        344,578          394,302         367,228          63,669
                  ------------    ------------    ------------    ------------
                   1,520,558        1,958,306       1,571,958         325,122
                  ------------    ------------     -----------    ------------
OTHER:
Distributions
 to participants
 (Note 4)         (2,825,666)      (2,599,105)     (1,500,345)       (311,587)
Election of
 redistribution
 among funds
 (Note 1)         15,271,246        5,360,097       4,486,983         722,176
Transfer from
 Predecessor
 Trustee             105,536            8,832         159,802            -
Participant
 loan activity
 (Note 3)             40,389           42,273         (35,665)          4,502
Administrative
 expenses
 (Note 1)             (3,397)          (3,636)         (1,732)           (151)
Other                 (2,007)          (3,432)           (222)           (521)
                 ------------     ------------     ------------    ------------
                  12,586,101        2,805,029       3,108,821         414,419
                 ------------     ------------      -----------    ------------
 Net increase
 (decrease)       15,503,295        7,665,962       7,108,791         907,839
                 ------------     ------------      -----------    ------------
ASSETS
AVAILABLE
FOR BENEFITS -
beginning
of year            1,727,906        8,093,220       4,988,556       1,244,600
                 ------------     ------------      ------------   ------------
ASSETS
AVAILABLE
FOR BENEFITS -
end of year      $17,231,201      $15,759,182     $12,097,347      $2,152,439
                 ===========      ===========     ============     ===========

        The accompanying notes are an integral part of these statements.
                                      -10-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                            1 9 9 8
                                             Supplemental Information By Fund
                                        -----------------------------------------------
                                           Investment   Aggressive     Loans to
                                              Grade     Growth         Partici-
                                            Bond Fund   Fund           pants      Total
                                         ------------ ------------ ------------ ------------
INVESTMENT INCOME (Note 2):
Interest and dividends                    $  205,060   $  215,603            -   $11,330,960
Net Interest in master trust
 investment  income                              -            -              -     8,792,590
Interest on loans to participants              3,033        9,010            -       482,292
Realized gain (loss) on disposition of
  investments                                 35,172     (56,702)            -    11,447,438
Unrealized appreciation (depreciation)
  of investments                               4,080      669,304            -    (1,948,312)
                                          ------------ ------------ ------------ ------------
                                             247,345      837,215            -    30,104,968
                                          ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                                 226,591      491,361            -   18,563,551
Owens Corning                                 64,843      170,903            -   10,586,052
                                          ------------  ----------- ------------ ------------
                                             291,434      662,264            -   29,149,603
                                          ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 4)    (1,372,638)    (485,957)    (435,015) (71,741,767)
Election of redistribution among
  funds (Note 1)                           2,343,439      965,467            -            -
Transfer from Predecessor Trustee             70,643       61,844            -      686,311
Participant loan activity (Note 3)           (23,245)      (2,802)    (371,683)           -
Administrative expenses (Note 1)                (474)      (2,382)            -    (231,128)
Other                                           (103)         (85)   1,740,580    1,853,625
                                          ------------ ------------ ------------ ------------
                                           1,017,622      536,085      933,882  (69,432,959)
                                          ------------ ------------ ------------ ------------
    Net increase (decrease)                1,556,401    2,035,564      933,882  (10,178,388)
                                          ------------ ------------ ------------ ------------
ASSETS AVAILABLE FOR BENEFITS -
beginning of year                          2,974,648    1,711,464    8,642,610  347,217,383
                                          ------------ ------------ ------------ ------------
ASSETS AVAILABLE FOR BENEFITS -
end of year                               $4,531,049   $3,747,028   $9,576,492 $337,038,995
                                        ============ ============ ============ ============

        The accompanying notes are an integral part of these statements.

                                      -11-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                               (continued)
                                                   1 9 9 7
                                     Supplemental Information By Fund
                                     ------------------------------------------------------------
                                               Company                    Dodge         Templeton
                                               Stock        Acorn         & Cox         Foreign
                                               Fund         Fund          Fund          Fund
                                            ------------ ------------ -------------  -------------
INVESTMENT INCOME (Note 2):
 Interest and dividends                   $   291,296  $ 7,757,324   $   971,372   $1,290,363
 Net interest in master trust
   investment income (loss)               141,596,227  (18,414,648)     (757,574)    (666,117)
 Interest on loans to participants            167,230      116,319        26,521       29,786
 Realized gain on disposition of
   investments                              8,711,037    4,290,294       540,588      452,076
 Unrealized appreciation (depreciation) of
   investments                           (186,166,231)  22,863,284     1,638,804      (79,725)
                                           ------------ ------------ ------------  -----------
                                          (35,400,441)  16,612,573     2,419,711    1,026,383
                                           ------------ ------------ ------------  -----------
CONTRIBUTIONS (Note 1):
 Participants                               5,346,286    5,793,313     1,498,763    1,840,532
 Owens Corning                              7,104,679      231,944        57,303       64,049
                                           ------------ ------------ -------------- -----------
                                           12,450,965    6,025,257     1,556,066    1,904,581
                                           ------------ ------------ -------------- -----------

        The accompanying notes are an integral part of these statements.

                                      -12-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                             1 9 9 7
                                                Supplemental Information By Fund
                                          ---------------------------------------------------------
                                           Indexed        Fixed       Spartan U.S.   Retirement
                                           Equity         Income      Equity Index   Money Mkt
                                           Fund           Fund        Fund           Portfolio
                                          ------------ ------------ -------------  -----------
INVESTMENT INCOME (Note 2):
 Interest and dividends                   $         -  $         -   $   550,486    $1,450,011
 Net interest in master trust
   investment income (loss)                   917,720      350,279             -            -
 Interest on loans to participants                  -            -        49,747        87,514
 Realized gain on disposition of
   investments                                      -            -       654,718            -
 Unrealized appreciation (depreciation) of
   investments                                      -            -     5,542,464         3,695
                                           ------------ ------------ ------------ ------------
                                              917,720      350,279    6,797,415      1,541,220
                                           ------------ ------------ ------------ ------------
CONTRIBUTIONS (Note 1):
 Participants                                 681,792      858,289    1,692,212      1,716,804
 Owens Corning                                  3,184       11,076      106,209        152,560
                                           ------------ ------------ -------------- -----------
                                              684,976      869,365    1,798,421      1,869,364
                                           ------------ ------------ -------------- -----------

        The accompanying notes are an integral part of these statements.

                                      -13-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                                 1 9 9 7
                                                     Supplemental Information By Fund
                                           ---------------------------------------------------------
                                                          Growth and    Blue Chip    Aggressive
                                              Puritan       Income       Growth        Growth
                                                Fund      Portfolio       Fund          Fund
                                            ------------ ------------ -------------  -----------
INVESTMENT INCOME (Note 2):
 Interest and dividends                   $   105,332  $   284,128   $   201,670    $ 334,036
 Net interest in master trust
   investment income (loss)                         -            -             -            -
 Interest on loans to participants              2,535       15,733        13,630        4,140
 Realized gain on disposition of
   investments                                  2,116       53,828        27,279        9,747
 Unrealized appreciation (depreciation) of
   investments                                 (2,619)     329,816        94,051     (298,447)
                                           ------------ ------------ ------------  -----------
                                              107,364      683,505       336,630       49,476
                                           ------------ ------------ ------------  -----------
CONTRIBUTIONS (Note 1):
 Participants                                 160,603      615,513       486,780      194,361
 Owens Corning                                 14,033       55,149        39,768       13,923
                                           ------------ ------------ -------------- -----------
                                              174,636      670,662       526,548      208,284
                                           ------------ ------------ -------------- -----------


        The accompanying notes are an integral part of these statements.

                                      -14-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                                 1 9 9 7
                                              Supplemental Information By Fund
                                            ----------------------------------------------------
                                             Diversified  Investment     Loans to
                                            International   Grade        partici-
                                                Fund       Bond Fund      pants         Total
                                            ------------ ------------ -------------  -----------
INVESTMENT INCOME (Note 2):
 Interest and dividends                   $    41,720  $    63,677   $         -   $13,341,415
 Net interest in master trust
   investment income (loss)                         -            -             -   123,025,887
 Interest on loans to participants              1,824          865             -       515,844
 Realized gain on disposition of
   investments                                  4,676        2,593             -    14,748,952
 Unrealized appreciation (depreciation) of
   investments                                (53,572)      46,323             -  (156,082,157)
                                           ------------ ------------ -------------- -----------
                                               (5,352)     113,458             -    (4,450,059)
                                           ------------ ------------ -------------- -----------
CONTRIBUTIONS (Note 1):
 Participants                                 153,637       69,210             -    21,108,095
 Owens Corning                                  9,089        7,165             -     7,870,131
                                           ------------ ------------ -------------- -----------
                                              162,726       76,375             -    28,978,226
                                           ------------ ------------ -------------- -----------

        The accompanying notes are an integral part of these statements.

                                      -15-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                                 1 9 9 7
                                                     Supplemental Information By Fund
                                            -----------------------------------------------------
                                               Company  Managed                        Templeton
                                               Stock    Equity        Balanced         Foreign
                                               Fund      Fund            Fund          Fund
                                           ------------- ------------  ------------  ------------
OTHER:
Distributions to participants (Note 4)    $(21,033,778)  $(8,144,083)   $(1,504,734)  $(2,025,417)
Administrative expense (Note 1)               (135,649)      (43,338)        (6,701)       (5,299)
Election of redistribution among funds
   (Note 1)                                (18,769,723)     (797,702)     3,844,461     1,286,645
 Participants loan activity (Note 3)           (98,106)     (109,553)       (42,934)       46,040
 Rollovers and other                          (721,371)    2,254,135      1,006,028       494,181
                                           -------------  ---------    ------------ --------------
                                           (40,758,627)   (6,840,541)     3,296,120      (203,850)
                                           ------------- -----------   ------------  ------------
   Net increase (decrease)                 (63,708,103)   15,797,289      7,271,897     2,727,114
                                           -------------  ------------    -----------  ------------
ASSETS AVAILABLE FOR BENEFITS -
 beginning of year                         207,947,456    66,298,074      7,647,735     9,149,387
                                           ------------- ------------ ------------      -----------
ASSETS AVAILABLE FOR BENEFITS -
 end of year                              $144,239,353   $82,095,363    $14,919,632   $11,876,501
                                          ============   ===========    ===========   ===========


      The accompanying notes are an integral part of these statements.

                                      -16-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                                 1 9 9 7
                                                     Supplemental Information By Fund
                                            --------------------------------------------------------
                                              Indexed        Fixed      Spartan U.S.   Retirement
                                              Equity         Income    Equity Index    Money Mkt
                                                Fund           Fund          Fund      Portfolio
                                            -------------  -----------  ------------  ------------
OTHER:
Distributions to participants (Note 4)      $(551,026)     $(1,775,663)  $(1,638,953)  $(2,832,994)
Administrative  expense  (Note   1)           (11,760)          (8,169)         (960)       (6,390)
Election of redistribution among funds
   (Note 1)                               (20,725,248)     (39,810,069)   24,496,625    32,732,196
Participants loan activity (Note 3)           (57,693)        (141,698)      (81,101)     (167,776)
 Rollovers and other                        1,992,043        5,976,597      (511,876)      708,339
                                           -------------  ------------  ------------ -----------
                                          (19,353,684)     (35,759,002)   22,263,735    30,433,375
                                           ------------- ------------   ------------ -----------
   Net increase (decrease)                (17,750,988)     (34,539,358)   30,859,571    33,843,959
                                           -------------   ------------   -----------  -----------
ASSETS AVAILABLE FOR BENEFITS -
 beginning of year                         17,750,988       34,539,358         -         -
                                           ------------- ------------   ------------ -----------
ASSETS AVAILABLE FOR BENEFITS -
 end of year                              $         -     $        -     $30,859,571   $33,843,959
                                           ============  ============   ===========   ===========


        The accompanying notes are an integral part of these statements.
                                      -17-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                               1 9 9 7
                                                   Supplemental Information By Fund
                                          --------------------------------------------------------
                                                          Growth and    Blue Chip    Aggressive
                                            Puritan        Income        Growth      Growth
                                              Fund        Portfolio      Fund        Fund
                                          -------------  ------------  ------------  ------------
OTHER:
Distributions to participants (Note 4)    $  (13,785)   $(144,333)   $ (69,913)   $  (9,101)
Administrative expense (Note 1)                 (249)        (994)        (297)      (1,411)
Election of redistribution among funds
 (Note 1)                                  1,453,450    6,859,479    4,032,106    1,467,527
Participants loan activity (Note 3)            6,490      (11,767)      18,440       (8,755)
Rollovers and other                             -          36,668      145,042        5,444
                                         ------------- ------------ ------------ ------------
                                           1,445,906    6,739,053    4,125,378    1,453,704
                                         ------------- ------------ ------------ ------------
 Net increase (decrease)                   1,727,906    8,093,220    4,988,556    1,711,464
                                         ------------  ------------ -----------   -----------
ASSETS AVAILABLE FOR BENEFITS -
 beginning of year                              -             -            -            -
                                         ------------- ------------ ------------ ------------
ASSETS AVAILABLE FOR BENEFITS -
 end of year                             $ 1,727,906   $8,093,220   $4,988,556   $1,711,464
                                         ============  ===========  ============ ============

        The accompanying notes are an integral part of these statements.
                                      -18-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 30, 1998 AND DECEMBER 31, 1997
                                   (continued)

                                                               1 9 9 7
                                                   Supplemental Information By Fund
                                       ---------------------------------------------------
                                         Diversified   Investment      Loans to
                                        International     Grade        Partici-
                                           Fund         Bond Fund        pants       Total
                                       --------------- ------------  ------------ ------------
OTHER:
Distributions to participants (Note 4)  $  (8,220)    $ (63,883)      $(394,859)   $(40,210,742)
Administrative expense (Note 1)               (76)         (102)               -       (221,395)
Election of redistribution among funds
 (Note 1)                               1,088,629     2,841,624                -          -
Participants loan activity (Note 3)         6,893         7,176         634,344           -
Rollovers and other                             -           -           492,312      11,877,542
                                      ------------- ------------    -----------  ------------
                                        1,087,226     2,784,815         731,797     (28,554,595)
                                      ------------  ------------    -----------  ------------
  Net  increase  (decrease)             1,244,600     2,974,648         731,797      (4,026,428)
                                      ------------  ------------    ----------    ------------
ASSETS AVAILABLE FOR BENEFITS -
 beginning of year                              -            -        7,910,813     351,243,811
                                      ------------- ------------    -----------  ------------
ASSETS AVAILABLE FOR BENEFITS -
 end of year                           $1,244,600    $2,974,648      $8,642,610    $347,217,383
                                      ============  ============    ===========  ============

        The accompanying notes are an integral part of these statements.
                                  -19-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank N.A., New York (the Prior Trustee) to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to
Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.
                                -20-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Contributions (continued)
------------------

The Company matches 35% of participants' contributions up to 10% of monthly compensation. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $5 million and $2 million in 1998 and 1997, respectively, included as Due from Owens Corning in the financial statements. One-half of the Company's annual profit sharing contribution, if any, will be invested exclusively in Company stock.

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1998 and 1997, the Company contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock.

Plan Investment Options
-----------------------

Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option in the Savings and Profit Sharing Plan and the Low-Priced Stock Fund was added. Currently, the following twelve investment funds are available to participants:

  Company Stock Fund
   ------------------

  Consists primarily of investments in Owens Corning common stock.

  Acorn Fund
   ----------

  Invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.
                                -21-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

  Spartan U.S. Equity Index
  -------------------------

  Primarily invested in the companies whose securities are based upon the value of the Standard & Poor's 500 Index.

  Retirement Money Market Fund
  ----------------------------

  Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

  Low-Priced Stock Fund
  ---------------------

  Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

  Templeton Foreign Fund
   ----------------------

  Invests in stocks and debt securities of companies and governments outside the United States.

  Puritan Fund
   ------------

  Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

  Growth and Income Portfolio
  ---------------------------

  Primarily invests in U.S. and foreign stocks.
                                -22-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


  Blue Chip Growth Fund
  ---------------------

  Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

  Aggressive Growth Fund
  ----------------------

  Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

  Diversified International Fund
  ------------------------------

  Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

  Investment Grade Bond Fund
  --------------------------

  Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality of any maturity.

The Company matching contributions are invested exclusively in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions relating to the retirement contribution are invested as participants direct among the Plan's investment funds.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 30, 1998, was as follows:
                                -23-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

                    Spartan
                    U.S.      Retirement   Low-
Company             Equity    Money        Priced   Templeton
Stock     Acorn     Index     Market       Stock    Foreign
Fund      Fund      Fund      Fund         Fund     Fund
----      ----      ----      ----         ---      ---------

3896      2,178     1,550     2,270        112      1,012


          Growth        Blue
          and           Chip      Aggressive
Puritan   Income        Growth    Growth
Fund      Portfolio     Fund      Fund
----      --------      ------    ----------

1,193     953       878       438


Diversified             Investment
International           Grade Bond
Fund                    Fund
----                    ----------

276                        223



Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the Plan Administrator before year end but not yet distributed to the participants are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.
                                -24-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of
Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan had several amendments throughout 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Mutual Fund holdings were commingled for investment purposes.
                                -25-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (continued)

(2)  INVESTMENTS (continued)

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee. Investments in mutual funds previously held in the Savings Trust are now separately identified to the Plan. The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan U.S. Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April 1, 1997, the Puritan Fund, the Growth and Income Portfolio, the Blue Chip Growth Fund, the Aggressive Growth Fund, the Diversified International Fund and the Investment Grade Bond Fund. In 1998, the Dodge and Cox Balanced Fund was liquidated and the Low-Priced Stock Fund was added.

The Plan has a proportionate claim on the net assets of the Commingled Company Stock Fund and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Commingled Company Stock Fund and the Plan's interest in net assets as of and for the year ended December 30, 1998:

                                        Current or
                                         Contract          Plan
                 Shares       Cost         Value         Interest
                 ------       ----       ---------       --------
ASSETS:
Investments:
Owens Corning
  Common
  Stock         $4,425,321 $53,088,578  $153,026,115       .775

Money Market     1,971,992   1,971,992     1,971,992       .775
Interest and
  Dividend
  Receivable                                 399,953       .775
                                        -----------

Total Assets                             155,398,060
                                         -----------

LIABILITIES:
 Payables                                    524,555       .775
                                         -----------

PARTICIPATING
  PLANS' EQUITY                         $154,873,505
                                         ===========

                              -26-
                          OWENS CORNING
                 SAVINGS AND PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

                                       Company Stock Fund
                                       ------------------
INVESTMENT INCOME:

 Interest                                         115,873
 Dividends                                      1,435,553
 Realized gain on disposition of
   Investments                                 19,615,991
  Change in unrealized
appreciation                                 (10,772,259)
    of investments                            -----------
                                               10,395,158
                                              ===========
Plan Interest                                     .846

(2)  INVESTMENTS (continued)

Investments are reported at quoted market value. Changes in unrealized appreciation (depreciation) are reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.

(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is $50,000 or 50% of their total vested account limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the twelve investment funds in accordance with the borrower's election.
                              -27-
                          OWENS CORNING
                 SAVINGS AND PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)

(4) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after three years of completed service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, attaining 55 years of age with 10 years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the Plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $103,000 in 1998 and $85,000 in 1997. Prior to January 1, 1989, Participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the Plan Administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship, but, Participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased.
                              -28-
                          OWENS CORNING
                 SAVINGS AND PROFIT SHARING PLAN

                  NOTES TO FINANCIAL STATEMENTS
                           (continued)


(4) VESTING, FORFEITURES AND DISTRIBUTIONS (continued)

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 3,177,320 shares of stock valued at $29,530,000 in 1998. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 175,550 shares of stock valued at $7,602,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust totaled 119,160 shares of stock valued at $4,674,000.

(5)  PLAN MERGERS AND TRANSFERS

In 1998, two subsidiary plans merged into Savings and Profit Sharing Plan. Effective January 1, 1998 the Partek Insulations, Inc. 401(k) Plan merged into the Plan. The OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred, and each employee was 100% vested in the amounts under the prior plan.

Effective September 30, 1998, the Plan was revised in connection with the transfer of Owens Corning's business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns LLC ("AGY"). Those eligible, salaried employees in the Plan as of September 30, 1998 that were transferred to AGY
are fully vested in their accounts under the Plan.   Matching
contributions received after September 30, 1998 will be made in cash rather than Owens Corning stock. Effective January 1, 2000, the assets relating to these employees will be transferred into a separate plan.

(6)  SUBSEQUENT EVENT

Effective January 1, 1999, the following subsidiaries' plans merged into the Savings and Profit Sharing Plan: Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Fibreboard Corporation 401(k) Retirement Plan; and the Falcon Foam Corporation Retirement Savings Plan (Falcon of California only). During 1999, in connection with these mergers, assets totaling approximately $52,000,000 will be transferred into the Plan. Employees will be 100% vested in the amounts transferred under the prior plans.


                                      -29-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN
                                                                  Schedule I
                      EIN:  34-4323452          PLAN:  004
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 30, 1998

                                                                Current
Identity of Issuer      Description of Investment    Cost       Value
------------------      -------------------------   ------    -------------
*Fidelity
 Management
 Trust
 Company                 Acorn Fund              $ 56,296,237   $ 70,585,886
                         Low-Priced Stock Fund   $    852,415   $    767,719
                         Templeton Foreign Fund  $ 10,642,901   $  9,135,005
                         Puritan Fund            $ 17,095,323   $ 16,893,408
                         Investment Grade
                           Bond Fund             $  4,417,829   $  4,468,232
                         Growth and Income
                           Fund                  $ 13,366,959   $ 15,374,831
                         Blue Chip Growth Fund   $  9,987,087   $ 11,737,586
                         Aggressive Growth Fund  $  3,208,068   $  3,578,925
                         Diversified
                           International
                           Fund                  $  2,075,088   $  2,089,884
                         Retirement Money
                           Market Fund           $ 29,830,127   $ 29,830,127
                         Spartan U.S. Equity
                           Index Fund            $ 27,008,660   $ 38,268,524
*Fidelity
 Management
 Trust
 Company                 Participant loans       $  9,576,492   $  9,576,492

*Fidelity
 Management
 Trust
 Company                 Investment in
                           Stock Trust
                           collective funds      $ 87,198,024   $120,078,725
                                                 ------------   ------------
                                          Total  $271,555,210   $332,385,344
                                                 ============   ============

* Represents a party in interest

                              -30-
                          OWENS CORNING
                 SAVINGS AND PROFIT SHARING PLAN
                                                                     Schedule II
              EIN:  34-4323452          PLAN:  004
         Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     AS OF DECEMBER 30, 1998

PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                     ACORN FUND                249         $19,640,003


SALES PRICE      COST OF ASSET      CURRENT VALUE AT TRANSACTION DATE NET GAIN
-----------      -------------      --------------------------------- --------
N/A               $19,640,003         $19,640,003                       $  -


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                     ACORN FUND                 248            N/A

SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE    NET GAIN
-----------      -------------   ---------------------------------    --------
$28,910,101       $22,314,668       $28,910,101                      $6,595,433



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY           STOCK TRUST COLLECTIVE FUNDS        251          $27,693,038


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------      -------------   ---------------------------------   --------
N/A               $27,693,038        $27,693,038                       $  -



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY            STOCK TRUST COLLECTIVE FUNDS        248            N/A

SALES PRICE     COST OF ASSET    CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------     -------------    ---------------------------------   --------
$58,064,832       $39,264,227        $58,064,832                     $18,800,605


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                   PURITAN FUND                232        $20,912,505


SALES PRICE     COST OF ASSET     CURRENT VALUE AT TRANSACTION DATE  NET GAIN
-----------     -------------     ---------------------------------  --------
N/A              $20,912,505       $20,912,505                        $   -


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                    PURITAN FUND               187             N/A


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------      -------------   ---------------------------------   --------
$5,506,537         $5,531,019    $5,506,537                          $(24,482)



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
 MANAGEMENT
 TRUST
 COMPANY                DODGE & COX BALANCED           86         $1,456,513


SALES PRICE     COST OF ASSET     CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------     -------------     ---------------------------------   --------
N/A              $1,456,513       $1,456,513                          $    -


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                 DODGE & COX BALANCED          58              N/A


SALES PRICE     COST OF ASSET    CURRENT VALUE AT TRANSACTION DATE    NET GAIN
-----------     -------------    ---------------------------------    --------
$16,993,309       $14,690,293       $16,993,309                       $2,303,016


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
 MANAGEMENT
 TRUST
 COMPANY                GROWTH & INCOME FUND       242            $12,532,736


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE    NET GAIN
-----------      -------------   ---------------------------------    --------
N/A              $12,532,736       $12,532,736                        $    -



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                GROWTH & INCOME FUND            196            N/A


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------      -------------   ---------------------------------   --------
$7,319,856       $6,870,634      $7,319,856                          $449,222



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY                 SPARTAN U.S. EQUITY INDEX FUND   248    $12,975,010


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE   NET GAIN
-----------      -------------   ---------------------------------   --------
N/A               $12,975,010     $12,975,010                         $   -


PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
 MANAGEMENT
 TRUST
 COMPANY               SPARTAN U.S. EQUITY INDEX FUND     238          N/A


SALES PRICE      COST OF ASSET   CURRENT VALUE AT TRANSACTION DATE  NET GAIN
-----------      -------------   ---------------------------------  --------
$13,215,832       $11,259,955    $13,215,832                        $1,955,877



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
 MANAGEMENT
 TRUST
 COMPANY             RETIREMENT MONEY MARKET PORTFOLIO     255     $26,348,072


SALES PRICE      COST OF ASSET      CURRENT VALUE AT TRANSACTION DATE  NET GAIN
-----------      -------------      ---------------------------------  --------
N/A                $26,348,072      $26,348,072                        $     -



PARTY INVOLVED         DESCRIPTION OF ASSETS     TRANSACTIONS   PURCHASE PRICE
--------------         ---------------------     ------------   --------------
*FIDELITY
MANAGEMENT
TRUST
COMPANY              RETIREMENT MONEY MARKET PORTFOLIO    249      $30,198,818


SALES PRICE      COST OF ASSET      CURRENT VALUE AT TRANSACTION DATE  NET GAIN
-----------      -------------      ---------------------------------  --------
$30,198,818       $30,198,818        $30,198,818                       $     -


*REPRESENTS A PARTY IN INTEREST
